Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

February 23, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Gregory Herbers and Jennifer Angelini Division of Corporation Finance Office of Manufacturing
Re:	GE Vernova LLC Amendment No. 3 to Draft Registration Statement on Form 10 Submitted February 15, 2024 CIK No. 0001996810

Dear Mr. Herbers and Ms. Angelini:

On behalf of GE Vernova LLC, a Delaware limited liability company (the “Company” or “GE Vernova”), this letter responds to the comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated February 22, 2024 (the “Comment Letter”) relating to the Company’s registration statement on Form 10 that was filed with the Commission on February 15, 2024 (the “Registration Statement”). The discussion below is presented in the order of the comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto. Unless otherwise indicated, all references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

The Company respectfully submits the following as its responses to the Staff:

Registration Statement on Form 10-12B

Unaudited Pro Forma Condensed Combined Financial Statements
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 74

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2024

1.	Refer to the description of pro forma adjustment (a). Disclose whether you expect the net cash contribution from GE to be in the range of $2.0 billion, as we note this is the difference between your historical cash balance and the pro forma cash balance. Also, regarding the planned sale of a portion of your Steam business to EDF, disclose whether or not this will be treated as discontinued operations and whether you expect a material gain or loss from the sale. To the extent this is not a strategic shift in your business operations, so state, as we note this appears to be the sale of your nuclear steam turbine business that is included in the category of Steam Power within your Power reportable segment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the estimated cash contribution from GE or cash distribution to GE is dependent on GE Vernova’s cash balance as of the Spin-Off. The Company expects the net cash contribution from GE or distribution to GE will be the amount necessary for GE Vernova’s cash balance, upon the completion of the Spin-Off, to be approximately $4.2 billion, inclusive of any cash amounts included in Assets of business held for sale. Based on the Company’s December 31, 2023 cash balance of approximately $2.2 billion, consisting of (1) cash, cash equivalents and restricted cash of approximately $1.6 billion and (2) approximately $0.6 billion reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of the Company’s Steam business to Electricité de France S.A. (“EDF”), a net cash contribution from GE of approximately $2.0 billion would be required. This net cash contribution from GE would be comprised of approximately $1.7 billion as described in pro forma adjustment (a) and approximately $0.3 billion as described in pro forma adjustment (b).

With respect to the planned sale of a portion of the Company’s Steam business to EDF, the Company concluded that this transaction is not a strategic shift that will have a major effect on GE Vernova’s operations and financial results. The planned sale is not significant as defined in Article 11 of Regulation S-X for SEC reporting purposes and accordingly has not been reflected in the Company’s pro forma financial statements. As it relates to any gain or loss from the disposition, the Company respectfully advises the Staff that it has disclosed its expectation of a significant gain in Note 3 to the GE Vernova combined financial statements and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 135 of the Information Statement.

In response to the Staff’s comments, the Company will adjust the description of pro forma adjustment (a) as follows:

(a)	Historically, we participated in cash pooling and other financing arrangements with GE to manage liquidity and fund our operations and, upon completion of this Spin-Off, we will no longer participate in these arrangements. In connection with the Spin-Off, we expect to either receive a net cash contribution from GE to be used for our future operations or to make a cash distribution to GE such that our cash balance on the date of the completion of the Spin-Off will be approximately $4.2 billion, of which $603 million is reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to Electricité de France S.A. (“EDF”). Based on the December 31, 2023 cash balance of approximately $2.2 billion, consisting of (1) cash, cash equivalents and restricted cash of approximately $1.6 billion and (2) approximately $0.6 billion reported in Assets of business held for sale as of December 31, 2023 related to the planned sale of a portion of our Steam business to EDF, a net cash contribution to us from GE of approximately $2.0 billion would be required. This net cash contribution from GE would be comprised of approximately $1.7 billion as described in this adjustment (a) and approximately $0.3 billion as described in adjustment (b). This amount, however, will be finalized based on the performance of GE Vernova in the first quarter of 2024, so that the cash balance expected at the time of the Spin-Off will be approximately $4.2 billion. At the time of sale, a portion of the cash consideration that we will receive from EDF will compensate us for the amount of cash recorded in Assets of business held for sale. The planned sale of a portion of our Steam business to EDF is not a strategic shift as described in ASC 205, and therefore has not been and will not be presented in the future as discontinued operations.

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2024

In response to the Staff’s comments, the Company will also make conforming changes on pages 19 and 69 of the Information Statement.

Exhibits

2.	We note references to various pension plans and to a $3.0 billion committed credit facility and $3.0 billion committed trade finance agreement into which you intend to enter. Please file these as exhibits to your registration statement, or provide your analysis as to why you believe these are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company filed the GE Energy Supplementary Pension Plan and the GE Energy Excess Benefits Plan, as Exhibit 10.16 and Exhibit 10.17 to Amendment No. 2 of the Registration Statement, respectively, in accordance with Item 601(b)(10) of Regulation S-K. The Company further advises that pursuant to Item 601(b)(10)(iii)(C)(4), the Company does not intend on filing the remainder of its pension plans as they are available to employees, officers or directors generally and in operation provide for the same method of allocation of benefits between management and nonmanagement participants.

Additionally, the Company agrees that once executed, the referenced credit facility agreement and committed trade finance agreement into which it expects to enter will be material agreements that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. However, these agreements will not be executed prior to the effectiveness date of the Registration Statement. As a result, the Company intends to file these agreements in due course pursuant to the rules and regulations of the Securities and Exchange Act of 1934.

* * *

Securities and Exchange Commission

Division of Corporation Finance

February 23, 2024

If you have any questions regarding the Registration Statement and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3445 or ckaoutzanis@paulweiss.com or Brandon Smith at (203) 360-4369 or brandon.smith1@ge.com.

Sincerely,

/s/ Christodoulos Kaoutzanis
Christodoulos Kaoutzanis

cc:	Brandon Smith, Chief Corporate, Securities & Finance Counsel General Electric Company Steven J. Williams John C. Kennedy Paul, Weiss, Rifkind, Wharton & Garrison LLP